Exhibit 99.30

CONSENT OF PAULO ROBERTO BERGMANN

The undersigned hereby consents to the use of the reports listed below, and the information derived therefrom, as well as to the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Ero Copper Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

1.	Technical Report on the MCSA Mining Complex entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley” dated January 14, 2021, with an effective date of October 1, 2020.

2.	Technical Report on the NX Gold Mine entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina” dated January 8, 2021, with an effective date of September 30, 2020.

3.	Technical Report on the NX Gold Mine entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina” dated February 3, 2020, with an effective date of September 30, 2019.

Yours truly,

/s/ Paulo Roberto Bergmann
Name: Paulo Roberto Bergmann, FAusIMM

Dated: June 4, 2021